October 13, 2009

BY EDGAR AND FEDERAL EXPRESS

Mr. Max A. Webb, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Wabash National Corporation
Registration Statement on Form S-1
Filed September 2, 2009
File No.: 333-161694

Dear Mr. Webb:

On behalf of Wabash National Corporation (“Wabash National” or the “Company”), this letter is in response to your letter dated September 28, 2009 (the “Comment Letter”) to Mr. Richard J. Giromini, President and Chief Executive Officer of Wabash National, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

The Company’s responses with respect to each comment contained in your Comment Letter are set forth below.  For ease of reference, each of the staff’s comments is set forth in italic type immediately before the corresponding response.  Where indicated below, the Company has included changes to the disclosure in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter.

General

1.	Please provide an analysis of why Trailer should not be identified as an underwriter in this offering.

The Company respectfully submits to the staff that Trailer Investments, LLC (“Trailer”) should not be considered an “underwriter” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

Max A. Webb, Division of Corporation Finance
October 13, 2009

The Company has considered whether Trailer is a statutory underwriter, taking into account the background and guidance discussed below, and concluded that the facts support a determination that Trailer did not acquire securities from the Company with a view to distribution, and is not offering or selling for the Company in connection with a distribution, and that it is not a statutory underwriter.  Rather, it is the Company’s view that Trailer has acquired securities from the Company for purposes of a long-term investment.

Background

On July 17, 2009, the Company entered into a Securities Purchase Agreement with Trailer pursuant to which Trailer agreed to invest $35 million in the Company.  On August 3, 2009, pursuant to the Securities Purchase Agreement, the Company issued to Trailer 20,000 shares of the Company’s Series E redeemable preferred stock (the “Series E Preferred”), 5,000 shares of the Company’s Series F redeemable preferred stock (the “Series F Preferred”), and 10,000 shares of the Company’s Series G redeemable preferred stock (the “Series G Preferred”, and together with the Series E Preferred and the Series F Preferred, the “Preferred Stock”) for an aggregate purchase price of $35,000,000, and a warrant that is exercisable at $0.01 per share for 24,762,636 newly issued shares of the Company’s common stock representing on August 3, 2009, the date the warrant was delivered, 44.21% of the Company’s issued and outstanding common stock after giving effect to the issuance of the shares underlying the warrant, subject to upward adjustment (the “Warrant”), in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder (the “Transaction”).

The Registration Statement relates to the resale by Trailer or successor holders from time to time under Rule 415 of shares of common stock of the Company issuable upon the exercise of the Warrant (the “Shares”).

Trailer was formed for the purpose of the Transaction, and neither it, nor its sole member, Lincolnshire Equity Fund III, L.P. (the “Lincolnshire Fund III”), are in the business of underwriting securities.  Lincolnshire Fund III was formed in 2004 for the purpose of making private equity investments. Lincolnshire Fund III has made eight investments since its inception, and its investment in the Company is its first investment in a publicly traded company.  Lincolnshire Fund III was the third of four funds formed by Lincolnshire Management.  The other funds were also formed by Lincolnshire Management for the purpose of making private equity investments, and none of those funds have made investments in a publicly traded company.  The typical hold period for a Lincolnshire Management fund investment is approximately three years.  Moreover, Lincolnshire Management does not in general invest as merely a passive investor, but rather provides management advice and services to its portfolio companies and actively participates in their management.  Trailer is not, and has never been, in the business of underwriting securities or a registered broker-dealer.  Furthermore, it is clear that while the Lincolnshire Fund III makes investments in the ordinary course of its business, it is a long-term investor that is not in the business of underwriting securities.

Max A. Webb, Division of Corporation Finance
October 13, 2009

Analysis

The staff has concluded that whether a selling stockholder is an underwriter is a question of fact.  The Division of Corporation Finance’s guidance in Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the facts and circumstances of the particular case.”  The Division of Corporation Finance has issued further guidance in Compliance and Disclosure Interpretation 612.09 that provides the following factors that should be considered when evaluating the facts and circumstances of whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer: “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company believes that the following analysis clearly establishes that Trailer is not acting as an underwriter for the Company:

•	The Period During Which Trailer has Held the Shares.

Presumably, the longer shares are held, the less likely it is that selling stockholders are acting as a mere conduit for the Company.  Here, Trailer has beneficially owned the Shares for approximately 60 days as of the date of this letter, or approximately 75 days since the date it committed to acquire the Warrant, and Trailer could potentially beneficially own the Shares for 180 days before the Company is required to have an effective resale registration statement with respect to the Shares.  This holding period is longer than the period one would typically see either in traditional “PIPE” transactions where shares are normally registered for resale at the time the instrument is issued or even before.  In the March 1999 Supplement to the Disclosure Interpretations, the Staff set forth its “PIPEs” interpretation. Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction (private−investment, public−equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)−exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement....The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Because no holding period is required for a PIPE transaction to be a valid secondary offering, a holding period of between 60 and 180 days as indicated above must also be sufficient for a valid secondary offering.

Max A. Webb, Division of Corporation Finance
October 13, 2009

This concept comports with longstanding custom and practice in the PIPEs marketplace.  In most PIPE transactions a registration statement is required to be filed before closing and declared effective immediately prior to closing, so as to afford the investor maximum liquidity. In other cases the effectiveness may occur very soon after closing.  Many of these transactions have been reviewed by the staff, and the staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

•	The Circumstances under which Trailer became the Beneficial Owner of the Shares and Trailer’s Relationship to the Company.

Trailer became the beneficial owner of the Shares as a result of the Transaction.  As described above, the securities covered by the Registration Statement became issuable in a valid private placement that complied in all respects with Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Trailer purchased its securities for investment and specifically represented that the securities it was acquiring in the Transaction were being acquired for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act. Furthermore, Trailer represented that it had no present intention of selling, granting any participation in, or otherwise distributing the securities it acquired in violation of the Securities Act. There is no evidence to suggest that its representations are false.

In the Transaction, the Company was not seeking to effect a distribution of the Shares through the issuance of the Warrant.  Rather, it issued the Warrant to Trailer solely as an integral part of the financing under which Trailer agreed to purchase the Preferred Stock. The $35 million investment was considered essential to the Company’s continued financial viability, and in fact the Company successfully obtained a waiver from the New York Stock Exchange of its shareholder approval requirements because of the financial viability exception.  The Company would have preferred that the financing be solely in the form of the non-convertible preferred stock, but Trailer required that the Warrant be included to meet its investment return requirements. The Preferred Stock is not being registered for resale, and the Company will receive only nominal consideration for the exercise of the Warrant and issuance of the Warrant Shares.  This is different than in a typical underwritten offering where an issuer is trying to raise capital through the issuance of publicly registered shares.  Here, the Company was raising capital through the issuance of the Preferred Stock and was issuing the Warrant and the underlying Shares as an incentive for that sale.  In addition, unlike in an underwritten offering, Trailer has not, and will not, receive a commission or any other remuneration from the Company if and when Trailer sells the Shares.  Furthermore, Trailer will retain all proceeds to the extent it sells shares pursuant to the registration statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales other than through the nominal exercise price (which itself may never be paid to the Company as there is a cashless exercise feature to the Warrant).

Max A. Webb, Division of Corporation Finance
October 13, 2009

The nature of the Transaction and Trailer’s activities and relationship with the Company reflect that Trailer became the beneficial owner of the Shares as part of a long term investment, and not for purposes of a distribution of securities.  In connection with its investment, Trailer engaged in an extensive due diligence exercise regarding the Company’s business, property, assets and management.  Trailer and the Company also engaged in lengthy negotiations surrounding Trailer’s ongoing relationship with the Company and its rights with respect thereto.  In the Transaction, Trailer negotiated information and access rights to be able to monitor its investment and certain other rights to enable it to participate in the management of the Company.  Many of these rights are tied to Trailer’s beneficial ownership of the Shares as opposed to its ownership of Preferred Stock, including the right to nominate members of the Company’s Board of Directors.  In addition to these activities and rights, which are reflective of a long-term investment, the series of Preferred Stock acquired by Trailer are by their terms a long-term investment.  In the ordinary course of business, Trailer has no expectation that the Preferred Stock will be redeemed in the near future, there is no put provision and there is no public market available for its sale.  (It is worth noting that the dividend on the Preferred Stock accrues during the first two years and only begins to increase in amount in 2014.)  Accordingly, it is reasonable to conclude that Trailer may need to hold the Preferred Stock for a significant period of time in order to achieve a desirable return and therefore has an interest in retaining beneficial ownership of a significant portion of the Shares, notwithstanding that the Registration Statement may become available.  This relationship demonstrates that Trailer is not a conduit for the Company to raise capital in the public markets but that it was instead acting as a long-term investor in the Company.

It is also worth noting that market practice and the staff’s own previous interpretive positions, including the PIPEs Interpretation, are clear that registration should not be equated with an intent to distribute.  There are a number of reasons why investors want shares registered other than to effect an immediate sale.  For example, in this case, Trailer is required to mark its portfolio to market.  If portfolio securities are not registered, they are required to mark down the book value of those securities to reflect an illiquidity discount. The portfolio valuation does not depend on whether Trailer intends to dispose of its shares or to hold them for an indefinite period.  In addition, Trailer is an investment fund controlled by fiduciaries who have a common law duty to act prudently, and taking steps to assure the liquidity of the Shares is consistent with that duty, even if there is no current view to effect any sale.  Not registering the shares would prevent Trailer from taking advantage of market opportunities or from liquidating its investment if there is a fundamental shift in its investment judgment about the Company.  As noted, the PIPEs Interpretation supports this view. If registration were equated with an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor's representation of investment intent that would destroy any private placement exemption.  However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

Max A. Webb, Division of Corporation Finance
October 13, 2009

•	The Amount of Shares Involved.

The shares that are subject to the Registration Statement would represent approximately 44% of the Company’s outstanding common stock if the Warrant were to be exercised in full.  While a significant block of shares, this fact alone does not make Trailer an underwriter.  In a no-action letter issued to the American Council of Life Insurance (American Council of Life Insurance, SEC No-Action Letter, publicly available May 10, 1983), the staff addressed purchases of large blocks of securities by institutional investors.  In that no-action letter, the staff noted that underwriter status depends on all of the facts and circumstances surrounding a particular transaction and stated that insurance companies and similar institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities, provided such securities are acquired in the ordinary course of their business from the issuer and that the investors have no arrangement with any person to participate in the distribution of such securities.  Similarly, Trailer should not be considered an underwriter solely because it purchased a large block of securities from the Company.  As discussed in detail above, Trailer acquired the Preferred Stock and Warrant from the Company in the ordinary course of its business and has no arrangements with the Company or any other person to participate in a distribution of the Company’s common stock. Trailer faces similar institutional concerns regarding its ability to purchase large blocks of securities and the liquidity of its investment portfolio as outlined by the American Council of Life Insurance in its letter to the Staff. As the American Council of Life Insurance argued before the Staff, to impose underwriter status on Trailer merely because it may acquire a large block of the Company’s common stock as a result of its investment in the Transaction is not consistent with the purposes of the Securities Act and could have the effect of inhibiting Trailer and other similar institutional investors from investing in other companies, thereby limiting these companies' access to capital.

•	Trailer is not in the Business of Underwriting Securities.

As discussed above, Trailer is not, and has never been, in the business of underwriting securities or acting as a broker-dealer.  At the time of the Transaction, Trailer acquired the Warrant and became the beneficial owner of the Shares for its own account for investment purposes and not with a view towards resale, transfer or distribution.  This is evidenced not only by the representations and warranties discussed above, but also by the Schedule 13D filed on August 11, 2009 by Trailer and the other Reporting Persons identified therein, which makes clear that the Warrant was acquired for investment purposes.  In addition, Trailer has advised the Company that it currently has no agreement or understanding to act in concert with the Company or any other person to distribute the Company’s securities, and the Company has no influence over the timing, nature or volume of Trailer’s resales of the Shares, if any.

Max A. Webb, Division of Corporation Finance
October 13, 2009

Conclusion

Based on the totality of the circumstances, Trailer is not acting as an underwriter as it did not purchase the shares with a view to distributing the shares or for the purposes of offering or selling the shares on behalf of the Company, nor has Trailer participated, directly or indirectly, in any such undertaking.  Based upon all of the circumstances of the transaction, including the factors set forth in C&DA 612.09, we respectfully submit to the staff that Trailer is not, and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the resale of the Shares issuable upon exercise of the Warrant acquired by it in the Transaction.

Registration Statement Cover Page

2.	Please revise the fee table to include the rights to purchase Series D Junior Participating Preferred Stock as a separate class of security.

The Company has revised the fee table in Amendment No. 1 in response to the staff’s comment.

Prospectus Summary, page 1

3.	Please provide substantiation for the fourth sentence in the second paragraph under the "Wabash National Corporation" heading.

The statements made in the sentence referenced by the Staff are based on the July 2009 ACT Commercial Vehicle Outlook published by A.C.T. Research Co., LLC (the “ACT Report”) and the Company’s 2008 shipments of Duraplate dry vans.  The ACT Report indicates that 2008 total dry van shipments for the industry were 71,755 units.  The Company actually shipped 24,106 Duraplate dry vans in 2008.  The Company believes these numbers substantiate the assertion in the sentence referenced by the staff.  The Company will provide the relevant page from the ACT Report to the staff supplementally.

The Company will also revise the sentence referenced by the staff to reflect the basis for its statement.

4.	Please add brief disclosure summarizing the financial results from your most recent fiscal year and the stub period disclosed in this prospectus.

The Company has revised the disclosure in Amendment No. 1 in response to the staff’s comment.

5.	Please disclose here the use of proceeds of the Transaction.

The Company has added disclosure in Amendment No. 1 in response to the staff’s comment.

Max A. Webb, Division of Corporation Finance
October 13, 2009

6.
Please expand the discussion at the top of page 2 to discuss the dividend rates of the series of preferred stock issued in the Transaction and give the dollar amounts for each so that investors can understand how this will affect your financial condition.

The Company has added disclosure in Amendment No. 1 in response to the staff’s comment.

Risk Factors, page 3

7.
We note from your August 5, 2009 filing on Form 10-Q that your net sales have dropped by more than 50% from the corresponding period in the previous fiscal year. Please add a risk factor discussing the economic situation that you currently face and how the trailer industry has been similarly affected so that investors may gauge the risk of potential loss.

The Company has added a risk factor in Amendment No. 1 in response to the staff’s comment.

8.
Please revise the fourth sentence of the first risk factor on page 3 to clarify that any shares in excess of the 24,762,636 being registered which the selling stockholder receives to maintain its percentage due to upward adjustment to maintain that percentage if currently outstanding options are exercised are not being registered in this prospectus and cannot be sold using it. Make similar disclosure wherever the upward adjustment of shares is mentioned. Alternately, register additional shares and make a similar statement about exceeding that number by this method.

In response to the staff’s comment, the Company respectfully disagrees with the staff’s conclusion that shares in excess of the 24,762,636 shown as being registered, which the selling stockholder receives due to upward adjustment to maintain its ownership percentage if currently outstanding options are exercised, are not being registered in the Registration Statement and cannot be sold using it.  The Company believes the PIPEs Interpretation makes clear that the availability of Rule 416 to register additional shares upon the operation of certain contractual provisions turns on whether the provision is “similar to an antidilution provision.”  The provision referenced in the staff’s comment is not only similar to an anti-dilution provision, it is in fact an anti-dilution provision, intended to maintain the selling stockholder’s percentage ownership in the Company upon exercise of the Warrant.  The Company understands that Rule 416 has been interpreted by the staff to cover anti-dilution provisions that operate in response to dilutive events that widely effect a company’s stockholders.  The Company believes that the exercise of stock options is just such an event; absent anti-dilution protection, option exercises dilute the ownership percentage of every stockholder other than the exercising stockholder. The Company also believes that an interpretation of Rule 416 that would not include within the scope of the rule such an adjustment provision would be inconsistent with the thrust of the rule and the PIPEs Interpretation, which clarified that Rule 416 applied to provisions “similar to an antidilution provision” and clearly did not limit the rule’s application to only corporate recapitalizations.  Were adjustment provisions that operate upon stock option exercises deemed not to be covered by Rule 416, it would seem that the only type of provision deemed to fall within Rule 416 would be those requiring adjustments in response to corporate recapitalizations. As a result, the Company believes that the referenced provision fits squarely within the scope of those contemplated by Rule 416 and that shares received by the selling stockholder due to the upward adjustment of the number of shares underlying the Warrant upon operation of the referenced provision are properly covered by the Registration Statement.

Max A. Webb, Division of Corporation Finance
October 13, 2009

Selling Stockholder, page 6

9.	Please tell us whether Trailer Investments, LLC is a broker-dealer or an affiliate of a broker-dealer.

Trailer Investments, LLC has represented to the Company that it is neither a broker-dealer nor an affiliate of a broker-dealer.

Price Range of Common Stock, page 11

10.	Please update the number of shareholders as of the latest practicable date.

The Company has updated the number of shareholders in Amendment No. 1 as of the latest practicable date.

Exhibit 5.01

11.	Please revise the opinion to cover whether the Rights are binding and enforceable obligations.

As the staff discussed with counsel, the Company understands that this comment is now resolved.

12.
Also, revise to remove the assumption about whether your client's board acted in a manner consistent with their fiduciary duties in adopting the Rights Agreement. Since this is a conclusion of law about your client which affects the opinion, it is inappropriate to make it.

As the staff discussed with counsel, the Company understands that this comment is now resolved.

Max A. Webb, Division of Corporation Finance
October 13, 2009

**********

At such time as the Company requests acceleration of the Registration Statement, it will furnish a letter with the acknowledgments requested by the staff.

Please direct any questions, comments and advice of the Commission staff to me at 410.659.2741 or William Intner at 410.659.2778.

Respectively submitted,

/s/ Michael J. Silver

Michael J. Silver

cc:	Richard J. Giromini